Exhibit 99.1

Vermilion Energy Inc. Announces Third Quarter Results for the Three and Nine Month Periods Ended September 30, 2010

CALGARY, Alberta--(BUSINESS WIRE)--November 5, 2010--Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX – VET) is pleased to report interim operating and unaudited financial results for the three and nine month periods ended September 30, 2010.

Third Quarter Highlights:

  Recorded production of 31,298 boe/d, slightly lower than the 31,697 boe/d recorded in the second quarter of 2010. Vermilion took advantage of drilling related production shutdowns in Australia to perform annual maintenance work on the platform. The combined effect reduced Australian production volumes by approximately 300 boe/d. Production in Australia is expected to increase significantly in the fourth quarter as the newly completed wells are brought on production. Current total production is approximately 34,000 boe/d with an anticipated exit rate approaching 35,000 boe/d.
  Generated fund flows from operations for the third quarter of 2010 of $94.5 million ($1.07 per share), slightly higher than the $90.4 million ($1.03 per share) in the prior quarter.
  Successfully completed the conversion from a trust structure to a corporate structure effective September 1, 2010, and maintained the $0.19 per share monthly payment to shareholders in the form of a dividend, resulting in higher after tax returns to taxable Canadian investors. Vermilion intends to continue to provide shareholders with stable dividends in addition to visible growth from the Company’s rich portfolio of assets.
  Continued early stage development of the Cardium light oil play in north central Alberta. Average initial production rates (30 calendar days post recovery of frac fluids) for the first five wells was 421 boe/d, reaffirming the high quality of Vermilion's Cardium land position. Vermilion drilled an additional three operated Cardium wells (3 net) and participated in five partner operated wells (2.27 net) during the third quarter. These wells will be placed on production in the fourth quarter. Vermilion also began the design of a 15,000 boe/d processing facility to accommodate future Cardium production, which is scheduled for completion in August 2011.
  Completed drilling of three development wells in the Wandoo Field in Australia. Drilling operations commenced in August and concluded in late October. The initial productive capability of the new wells is very encouraging and they will contribute strongly to fourth quarter 2010 production volumes as they are brought on-stream at a restricted rate of between 1,500 and 2,500 boe/d, combined.
  Participated in public hearings regarding a revised application to the Irish planning board for approval to build an onshore pipeline connecting the offshore pipeline from the Corrib Field to the Bellanaboy processing plant. These hearings were completed on October 1, 2010 and Vermilion currently anticipates feedback on the application towards the end of 2010 or early 2011.
  Net debt increased by approximately $55 million in the quarter to $238 million for the period ended September 30, 2010. Net debt as at September 30, 2010 represents approximately 0.63 times annualized third quarter fund flows from operations.
  On the LIAS shale oil play in France, Vermilion has fracture stimulated two suspended wellbores in 2010. The wells are currently producing oil and the Company is gathering reservoir data. In addition to the 175,000 acres currently held on this play, Vermilion has applied for an additional 636,721 acres. The final awarding of the additional acreage is expected to occur by year end 2010.

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Friday, November 5, 2010 at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1-877-407-9205 (North America) or 1-201-689-8054 (International). The conference call will also be available on replay by calling 1-877-660-6853 (North America) or 1-201-612-7415 (International) using account number 286 and conference ID number 357638. The replay will be available until midnight eastern time on November 12, 2010. You may also listen to the audio webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=161776 or visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

  capital expenditures;
  business strategy and objectives;
  reserve quantities and the discounted present value of future net cash flows from such reserves;
  net revenue;
  debt levels;
  future production levels and rates of average annual production growth;
  exploration plans;
  development plans;
  acquisition and disposition plans and the timing thereof;
  operating and other costs;
  royalty rates and the expected impact of changes thereto on Vermilion;
  Vermilion's additional future payment in connection with the Corrib acquisition;
  the timing of regulatory proceedings;
  the timing of first commercial gas from the Corrib field;
  estimate of Vermilion's share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
  the ability of Vermilion to market oil and natural gas successfully to current and new customers;
  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
  the timely receipt of required regulatory approvals;
  the ability of Vermilion to obtain financing on acceptable terms;
  currency, exchange and interest rates; and
  future oil and natural gas prices

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in Vermilion's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  Vermilion's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of Vermilion to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
  other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
Financial ($M CDN except share and per share amounts) [2]	2010	2009	2010	2009
Petroleum and natural gas revenue	$172,253	$150,183	$511,379	$459,207
Fund flows from operations	94,542	69,311	263,310	223,217
Per share, adjusted basic [1,2]	1.07	0.89	2.99	2.86
Capital expenditures	106,993	50,781	326,747	119,208
Acquisitions, including acquired working capital deficiency	1,539	182,581	4,436	200,129
Net debt			238,257	439,968
Asset retirement costs incurred net of reclamation fund withdrawals	939	1,019	939	5,285
Cash dividends per share [2]	0.57	0.57	1.71	1.71
Dividends declared [2]	47,583	40,677	139,080	121,366
Less DRIP	(10,524)	-	(27,357)	-
Net dividends [2]	37,059	40,677	111,723	121,366
% of fund flows from operations declared, gross	50%	59%	53%	54%
% of fund flows from operations declared, net	39%	59%	42%	54%
Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement costs incurred [2]
	$144,991	$92,477	$439,409	$245,859
% of fund flows from operations	153%	133%	167%	110%
% of fund flows from operations (excluding capital expenditures on the Corrib project)	123%	102%	143%	100%
Shares outstanding [1,2]
Adjusted basic			88,651,035	78,502,530
Diluted			90,193,844	79,989,918
Weighted average shares outstanding [1,2]
Adjusted basic			87,985,918	78,126,260
Diluted			88,692,329	78,920,821
Share trading [2]
High			$38.90	$34.00
Low			$31.25	$20.02
Close			$38.62	$29.58
Operations
Production
Crude oil (bbls/d)	17,658	17,762	17,436	18,462
Natural gas liquids (bbls/d)	1,360	1,568	1,479	1,564
Natural gas (mcf/d)	73,678	66,524	72,890	71,007
Boe/d (6:1)	31,298	30,418	31,063	31,860
Average reference price
WTI (US $/bbl)	$76.20	$68.30	$77.65	$57.00
Brent (US $/bbl)	76.86	68.27	77.13	57.15
AECO ($/mcf)	3.54	2.94	4.13	3.77
Foreign exchange rate (US $/CDN $)	0.96	0.91	0.97	0.85
Foreign exchange rate (Euro/CDN $)	0.74	0.64	0.73	0.63
Average selling price
Crude oil and NGLs ($/bbl)	76.62	70.00	77.76	63.94
Natural gas ($/mcf)	5.64	4.20	5.52	5.66
Netbacks per boe (6:1)
Operating netback	41.85	32.19	40.16	32.76
Fund flows netback	32.81	24.79	31.04	25.67
Operating costs	$12.51	$12.24	$12.38	$11.81

[1]	Includes exchangeable shares based on the period end exchange ratio
[2]

For the convenience of the reader, the comparative information presented in this schedule refers to common shares and dividends although for the pre-corporate conversion period such items were trust units and distributions, respectively.

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under the MD&A section for further discussion.

OUTLOOK

Vermilion converted to a corporation on September 1, 2010 and intends to continue to provide investors with stable dividends and attractive growth for the foreseeable future. The Company’s portfolio of opportunities is the strongest in the history of Vermilion, and management believes it can deliver average annual production growth of 5% to 10% through 2015 from existing opportunities. With current production of approximately 34,000 boe/d and strong anticipated fourth quarter volumes, Vermilion currently expects to meet or exceed full-year 2010 guidance of between 31,000 and 32,000 boe/d, with an anticipated exit rate approaching 35,000 boe/d in December 2010.

Vermilion’s Board of Directors has approved an initial capital program for 2011 of approximately $460 million, of which slightly more than $100 million is earmarked for the ongoing development of the Corrib natural gas project. This capital program is expected to deliver average annual production volumes ranging between 35,000 and 36,000 boe/d in 2011 with the bulk of production additions brought on-stream in the second half of 2011. Vermilion anticipates exiting 2011 with production volumes exceeding 37,500 boe/d. Historically, Vermilion has maintained total capital outlays within fund flows generated from operations. In the near term, until natural gas production commences from the Corrib natural gas project, the Company expects its total of net dividends, capital expenditures and asset retirement costs incurred to exceed fund flows from operations. The Company’s strong financial position will enable the difference to be financed using debt, which at its peak is expected to approach industry norms of approximately 1.7 to 1.9 times fund flows from operations. With the onset of Corrib production, this financial ratio will improve considerably and management anticipates returning to its targeted ratio of net dividends, capital expenditures and asset retirement obligations to fund flows from operations of less than 100%.

Fourth quarter 2010 operations will be focused in Canada, primarily related to continued Cardium light oil development and the tie-in of wells drilled during the third quarter. Production is anticipated to increase in the fourth quarter 2010 as production is brought on-stream from the three new recently completed wells in the Wandoo Field, offshore Australia and the Cardium light oil and liquids-rich natural gas development programs. Vermilion plans to drill three to six additional Cardium light oil horizontal wells in 2010 (100% WI), and to participate in approximately six net partner operated Cardium wells. Vermilion will also be testing the viability of a water based frac during the fourth quarter of 2010. This drilling program is expected to increase to between 30 and 35 net wells in 2011.

Vermilion drilled and completed its first liquids-rich Ellerslie gas well using a horizontal, multi-stage completion in the third quarter of 2010. A second Ellerslie well has been drilled and both wells are expected to be on production before year end 2010.

In the Netherlands, Vermilion is planning to drill four wells next year and will tie in production from the Vinkega-1 and De Hoeve-1 discovery mid 2011, subject to receipt of all approvals. Natural gas prices in the Netherlands are leveraged to a basket of primarily oil-based energy indices providing a strong incentive to increase activity levels over the coming years.

Ongoing reservoir modelling of the Wandoo Field offshore Australia has revealed a significant increase in the number of development opportunities for this field that will lead to additional work and production capability in 2011. These opportunities include up to 18 infill, attic and flank drilling prospects as well as a significant number of lower cost recompletions, water shut-offs and other reservoir management possibilities. The recently completed three well drilling program has provided better than anticipated production and combined with planned 2011 workover opportunities should help sustain volumes of between 8,000 and 10,000 boe/d through 2012.

In France, fourth quarter 2010 operations will continue to focus on workovers and recompletions. Vermilion has recently completed its second vertical recompletion and frac into the LIAS shale, following encouraging results from its first recompletion test. Vermilion will continue to evaluate the reservoir potential of this resource over the next 12 to 18 months. The outlook for 2011 includes further investigative work including the drilling of two vertical wells, performing further recompletion tests, as well as acquiring additional seismic and geologic data. Vermilion holds approximately 176,000 net acres in the heart of this play, and is competing with a number of industry participants to acquire additional land permits in the area.

In Ireland, oral hearings related to the amended Corrib onshore pipeline proposal were completed on October 1, 2010. The Irish planning board is expected to provide feedback on this application in late 2010 or early 2011, at which time Vermilion will provide more information to investors. The 18/20-7 exploration well, approximately 80 kilometres offshore Ireland, was drilled to a total depth of 4,045 meters during the third quarter. While indications of gas shows were encountered in the Sherwood Reservoir, they were deemed to be non-commercial. Accordingly, the well has been plugged and abandoned. The results of this well, although disappointing, do not impact the economics of the Corrib project.

The management and directors of Vermilion continue to control approximately 9% of the outstanding shares and remain well aligned with the interest of all stakeholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) dated November 4, 2010 of Vermilion’s operating and financial results as at and for the three and nine month periods ended September 30, 2010 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the periods ended September 30, 2010 and Vermilion Energy Trust’s (the “Trust”) audited consolidated financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, as contained in the Trust’s 2009 Annual Report.

The financial data contained within this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP or “Canadian GAAP”) and are reported in Canadian dollars, unless otherwise stated.

CORPORATE CONVERSION

On September 1, 2010 the Trust completed the conversion from an income trust to a corporation pursuant to an arrangement under the Business Corporations Act (Alberta). As a result of this conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held. There were no exchangeable shares outstanding following the conversion.

Vermilion retained the same board of directors and management team which continues to be led by Lorenzo Donadeo as President and Chief Executive Officer. There were no changes in Vermilion’s underlying operations associated with the conversion. The consolidated financial statements and related financial information has been prepared on a continuity of interest basis, which recognizes Vermilion as the successor entity and accordingly all comparative information presented for the pre-conversion period is that of the Trust. For the convenience of the reader, when discussing prior periods this MD&A refers to common shares, shareholders and dividends although for the pre-conversion period such items were trust units, unitholders and distributions, respectively.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per share calculations of fund flows from operations (see discussion relating to per share calculations below) to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in operating working capital. The most directly comparable GAAP measure is cash flows from operating activities. Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows is reconciled to fund flows from operations below:

	Three Months Ended		Nine Months Ended
($M)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Cash flows from operating activities	$106,575	$88,297	$294,091	$146,132
Changes in non-cash operating working capital	(12,972)	(20,005)	(32,532)	71,800
Asset retirement costs incurred	939	1,019	1,751	5,285
Fund flows from operations	$94,542	$69,311	$263,310	$223,217

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in Vermilion’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency is reconciled below:

	Three Months Ended		Nine Months Ended
($M)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows
	$1,539	$125,074	$4,436	$142,622
Corporate acquisition, net of cash acquired from consolidated statements of cash flows
	-	-	-	-
Working capital deficiencies acquired from investments and acquisitions (see financial statement notes for relevant period)

	-	57,507	-	57,507
Acquisitions, including acquired working capital deficiency	$1,539	$182,581	$4,436	$200,129

“Net debt” is the sum of long-term debt and working capital excluding the amount due pursuant to acquisition as presented in Vermilion’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At	As At
($M)	Sept 30, 2010	Dec 31, 2009	Sept 30, 2009
Long-term debt	$249,147	$159,723	$374,729
Current liabilities	269,663	217,563	198,939
Current assets	(280,553)	(256,886)	(133,700)
Net debt	$238,257	$120,400	$439,968

“Cash dividends per share” represents actual cash dividends declared per share by Vermilion during the relevant periods.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the Dividend Reinvestment Plan (“DRIP”). Dividends both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends. Net dividends is reconciled below to dividends declared, the most directly comparable GAAP measure:

	Three Months Ended		Nine Months Ended
($M)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Dividends declared	$47,583	$40,677	$139,080	$121,366
Issue of shares pursuant to the dividend reinvestment plan	(10,524)	-	(27,357)	-
Net dividends	$37,059	$40,677	$111,723	$121,366

“Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement costs incurred” is calculated as net dividends as determined above plus the following amounts for the relevant periods from Vermilion’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Withdrawals from the reclamation fund” and “Asset retirement costs incurred.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

	Three Months Ended		Nine Months Ended
($M)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Dividends declared	$47,583	$40,677	$139,080	$121,366
Issue of shares pursuant to the dividend reinvestment plan	(10,524)	-	(27,357)	-
Drilling and development of petroleum and natural gas properties	106,993	50,781	326,747	119,208
Withdrawal from the reclamation fund	-	-	(812)	-
Asset retirement costs incurred	939	1,019	1,751	5,285
	$144,991	$92,477	$439,409	$245,859

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Adjusted basic shares outstanding” and “Adjusted basic weighted average shares outstanding” are used in the per share calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares have converted into shares of Vermilion, management believes that their inclusion in the calculation of basic rather than only in diluted per share statistics provides meaningful information.

“Diluted shares outstanding” is the sum of “Adjusted basic shares outstanding” as described above plus outstanding awards under Vermilion’s equity based compensation plans, based on current performance factor estimates.

These measures are reconciled to the relevant GAAP measures below:

	As At	As At
	Sept 30, 2010	Sept 30, 2009
Basic weighted average shares outstanding	81,241,924	70,963,460
Shares issuable pursuant to exchangeable shares outstanding	6,743,994	7,162,800
Adjusted basic weighted average shares outstanding	87,985,918	78,126,260

	As At	As At
	Sept 30, 2010	Sept 30, 2009
Shares outstanding	88,651,035	71,410,933
Shares issuable pursuant to exchangeable shares outstanding	-	7,091,597
Adjusted basic shares outstanding	88,651,035	78,502,530
Potential shares issuable pursuant to stock compensation plans	1,542,809	1,487,388
Diluted shares outstanding	90,193,844	79,989,918

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 11 wells (7.3 net) during the third quarter of 2010, including eight (5.3 net) horizontal Cardium wells. All operated Cardium wells were completed with 14 to 18 stage oil fracs and are expected to come on-stream during the fourth quarter of 2010. Performance expectations remain in-line with the performance of the initial five wells.

France

In France, Vermilion continued its workover and recompletion program and has seen positive results in Chaunoy and Cazaux as well as a strong response from its waterflood at Champotran. The Les Mimosas 2 well, in the Aquitaine Basin, which was drilled during the first quarter of 2010, also continues to perform well adding both additional volumes and reserves. This well was drilled as an injection well to improve the recovery of oil from this single well pool that was discovered in 2004. The success of these programs has increased current production volumes in France to levels not seen since 2007.

Netherlands

In the Netherlands, Vermilion continued to work towards receipt of permitting and regulatory approvals in anticipation of a four well drilling program to be initiated in 2011. A total of 16 drilling permits have been submitted for approval. Production permitting for the Vinkega-1 and De Hoeve-1 discovery wells is ongoing, with both wells expected to be put on production by mid 2011.

Australia

Vermilion completed drilling the first of three development wells in the Wandoo Field during the third quarter and anticipates bringing production from this well and the remaining two wells, completed subsequent to the quarter, by mid November. The three wells are expected to deliver additional production at a restricted rate of between 1,500 and 2,500 boe/d, combined.

PRODUCTION

Average production in Canada during the third quarter 2010 was 11,233 boe/d comprised of 4,205 bbls/d of oil and NGLs and 42.2 mmcf/d of natural gas compared to 11,434 boe/d, comprised of 4,060 bbls/d of oil and NGLs and 44.2 mmcf/d of natural gas, during the second quarter of 2010. Tie-in of production from third quarter drilling activities coupled with ongoing drilling and completion of Cardium light oil wells and liquids-rich natural gas wells should yield higher production volumes in the fourth quarter of 2010.

Production in France averaged 8,741 boe/d in the third quarter of 2010, 3.2% higher than average second quarter 2010 production of 8,472 boe/d. The quarter-over-quarter increase was attributable to positive waterflood results at Champotran coupled with successful workovers in Chaunoy and Cazaux.

Production in the Netherlands averaged 5,099 boe/d in the third quarter of 2010 compared to 5,269 boe/d in the second quarter of 2010. The decrease largely reflects natural production declines. Production is expected to increase in mid 2011 when the Vinkega-1 and De Hoeve-1 wells are brought on-stream.

Australia production averaged 6,225 boe/d in the third quarter 2010, compared to 6,522 boe/d in the second quarter of 2010, a decrease of 4.6%, attributable to production shutdowns related to drilling and maintenance activities during the third quarter. Fourth quarter production will be significantly higher as production associated with the three new wells is brought on-stream.

	Three Months Ended Sept 30, 2010				Nine Months Ended Sept 30, 2010
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,205	42.17	11,233	36	3,984	44.45	11,392	37
France	8,542	1.19	8,741	28	8,283	0.86	8,426	27
Netherlands	46	30.32	5,099	16	38	27.58	4,635	15
Australia	6,225	-	6,225	20	6,610	-	6,610	21
Total Production	19,018	73.68	31,298	100	18,915	72.89	31,063	100

	Three Months Ended Sept 30, 2009				Nine Months Ended Sept 30, 2009
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	3,601	45.67	11,212	37	3,705	48.78	11,834	37
France	8,111	0.87	8,257	27	8,255	1.03	8,426	27
Netherlands	20	19.98	3,351	11	23	21.20	3,557	11
Australia	7,598	-	7,598	25	8,043	-	8,043	25
Total Production	19,330	66.52	30,418	100	20,026	71.01	31,860	100

FINANCIAL REVIEW

During the three and nine month periods ended September 30, 2010, Vermilion generated fund flows from operations of $94.5 million and $263.3 million, respectively. For the same periods in 2009, Vermilion generated fund flows from operations of $69.3 million and $223.2 million, respectively. The respective increases in fund flows from operations of $25.2 million and $40.1 million are the result of higher average commodity prices year over year. The GAAP measure, cash flows from operating activities for the third quarter of 2010, similarly increased year over year to $106.6 million compared to $88.3 million for the same period in 2009. Cash flows from operating activities for the year to date period increased to $294.1 million versus $146.1 million for the same period in 2009. In addition to higher commodity prices, the year over year increase was due to 2009 cash flows from operating activities being negatively impacted by payments on income taxes accrued in 2008.

During the three and nine month periods ended September 30, 2010, the price of WTI crude oil averaged US$76.20 per barrel and US$77.65 per barrel, respectively. This is significantly higher than the average prices for the same periods in 2009 which were US$68.30 per barrel and US$57.00 per barrel, respectively. For the three and nine month periods ended September 30, 2010 the AECO price for gas averaged CDN$3.54 per mcf and CDN$4.13 per mcf, respectively (three and nine month periods ended September 30, 2009, CDN$2.94 per mcf and CDN$3.77 per mcf, respectively). On a year to date basis, the average AECO gas price increased by 10% versus the same period in 2009.

Vermilion’s net debt was $238.3 million at September 30, 2010 (December 31, 2009 - $120.4 million) representing 63% of third quarter annualized fund flows from operations. Vermilion’s long-term debt at September 30, 2010 was $249.1 million (December 31, 2009 - $159.7 million). The year over year increases are a function of Vermilion’s significant Canadian land acquisitions during the first half of 2010 partially offset by the liquidation of the reclamation fund assets in July 2010 (see Reclamation Fund for further information).

For the three and nine month periods ended September 30, 2010, total net dividends, capital expenditures (excluding those on the Corrib project), reclamation fund withdrawals and asset retirement costs incurred as a percentage of fund flows from operations were 123% and 143%, respectively (three and nine month periods ended September 30, 2009, 102% and 100%, respectively). The year over year increase in this ratio relates to Vermilion’s land acquisition activity and the Wandoo Field drilling campaign during 2010.

CAPITAL EXPENDITURES

Total capital spending, including acquisitions for the three and nine month periods ended September 30, 2010 was $108.5 million and $331.2 million, respectively (three and nine month periods ended September 30, 2009, $175.9 million and $261.8 million, respectively).

Capital spending excluding acquisitions has increased year over year primarily due to the significant land acquisitions associated with Vermilion’s focus on Western Canadian resource plays. Also contributing to the higher levels of capital spending were costs incurred related to the 2010 Wandoo Field drilling campaign and post acquisition capital costs on the Corrib project.

On a year over year basis, the decrease in acquisitions is associated with the Corrib acquisition of $136.8 million completed on July 30, 2009.

	Three Months Ended		Nine Months Ended
($M)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Land	$3,561	$4,787	$96,304	$8,204
Seismic	723	411	2,949	1,560
Drilling and completion	65,833	7,501	120,672	32,150
Production equipment and facilities	24,506	27,214	72,835	45,296
Recompletions	2,516	4,837	10,208	13,384
Other	9,854	6,031	23,779	18,614
	106,993	50,781	326,747	119,208
Acquisitions (excluding acquired working capital deficiency)	1,539	125,074	4,436	142,622
Total	$108,532	$175,855	$331,183	$261,830

REVENUE

Revenue for the three and nine month periods ended September 30, 2010 was $172.3 million and $511.4 million, respectively (three and nine month periods ended September 30, 2009, $150.2 million and $459.2 million, respectively). Vermilion’s higher revenue year over year was driven by stronger commodity prices during the three and nine month periods ended September 30, 2010 versus the same periods in 2009.

Vermilion’s combined crude oil and NGLs price was $76.62 per boe in the third quarter of 2010, an increase of 9% over the $70.00 per boe reported in the third quarter of 2009. The natural gas price realized was $5.64 per mcf in the third quarter of 2010 compared to $4.20 per mcf in the third quarter of 2009, a 34% increase year over year. The prices realized in 2010 reflect the year over year increase in oil and gas reference prices and resulted in higher revenue year over year.

	Three Months Ended		Nine Months Ended
($M except per boe and per mcf)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Crude oil & NGLs	$134,055	$124,497	$401,552	$349,556
Per boe	$76.62	$70.00	$77.76	$63.94
Natural gas	38,198	25,686	109,827	109,651
Per mcf	$5.64	$4.20	$5.52	$5.66
Petroleum and natural gas revenue	$172,253	$150,183	$511,379	$459,207
Per boe	$59.82	$53.67	$60.30	$52.80

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
	Sept 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009
France (bbls)	149,268	163,515	179,404	167,962
France ($M)	$4,574	$4,663	$5,448	5,068
Australia (bbls)	107,744	60,146	61	5,387
Australia ($M)	$3,529	$1,784	$2	167

DERIVATIVE INSTRUMENTS

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected to not designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, Vermilion enters into fixed price arrangements to sell a portion of its production. Vermilion has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes Vermilion’s outstanding financial derivative positions as at September 30, 2010.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
April 2010 - December 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
April 2010 - December 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
2010	US $0.00/bbl	1,500	$ 70.00 - $ 97.80
2010	US $1.00/bbl	1,500	$ 72.00 - $ 99.00
2010	US $1.00/bbl	1,500	$ 72.00 - $100.65
2010	US $1.50/bbl	750	$ 70.00 - $ 97.40
2010	US $1.50/bbl	750	$ 69.00 - $ 90.15
January 2011 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
Call Spread - BRENT
2010	US $4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US $6.08/bbl	960	$ 65.00 - $ 85.00
2010	US $5.64/bbl	700	$ 65.00 - $ 85.00
2011	US $5.15/bbl	600	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
April 2010 to October 2010	$0.00/GJ	5,000	$5.28
April 2010 to October 2010	$0.00/GJ	5,000	$5.30
January 2010 to October 2011	$0.00/GJ	700	$5.13
Put – AECO
April 2010 to October 2010	$0.35/GJ	10,000	$4.50
Risk Management: Foreign Exchange	Notional Principal ($US) / Month		Fixed rate ($CDN / $US)
US Dollar Forward Sale
July 2010 to December 2010		$2,000,000	$1.07
July 2010 to December 2010		$2,000,000	$1.07
2011		$750,000	$1.07
2011		$750,000	$1.07

The impact of Vermilion’s derivative based risk management activities increased the fund flows netback for the nine month period ended September 30, 2010 by $1.04 per boe ($1.32 per boe in the quarter). This compares to an increase of $0.46 per boe in the first nine months of 2009 ($0.39 per boe in the quarter).

ROYALTIES

Consolidated royalties per boe for the three and nine month periods ended September 30, 2010 were $4.51 and $6.39, respectively (three and nine month periods ended September 30, 2009, $8.30 and $7.25, respectively). As a percent of revenue for the three and nine month periods ended September 30, 2010, royalties were 8% and 11%, respectively (three and nine month periods ended September 30, 2009, 15% and 14%, respectively).

In Australia, royalties, as a percentage of revenue for the three and nine month periods ended September 30, 2010 were 6% and 15%, respectively (three and nine month periods ended September 30, 2009, 26% and 24%, respectively). Royalties are reduced by capital investment in the country and as such, royalties for the three and nine month periods ended September 30, 2010 as a percentage of revenue decreased as compared to the same periods in the prior year as a result of higher levels of capital spending in 2010.

In Canada, royalties as a percentage of revenue for the three month period ended September 30, 2010 decreased to 14% as compared to 18% for the same period in 2009. The decrease is largely attributable to changes in the Alberta royalty regime made in 2010 coupled with the impact of lower gas volumes on royalty rates. On a year to date basis, royalties as a percentage of revenue increased to 16% compared to 13% for the same period in 2009 as a result of higher commodity prices in 2010 as well as the effect of gas cost allowance recoveries realized during the second quarter of the prior year.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were higher for the three and nine month periods ended September 30, 2010 compared to the same periods in 2009, royalties, as a percent of revenue, decreased to 6% for both periods in 2010 (three and nine month periods ended September 30, 2009, 8% and 8%, respectively).

Production in the Netherlands is not subject to royalties.

	Three Months Ended		Nine Months Ended
($M except per boe and per mcf)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Crude oil & NGLs	$11,885	$21,992	$49,912	$59,673
Per boe	$6.79	$12.37	$9.67	$10.92
Natural gas	1,086	1,248	4,318	3,366
Per mcf	$0.16	$0.20	$0.22	$0.17
Royalties	$12,971	$23,240	$54,230	$63,039
Per boe	$4.51	$8.30	$6.39	$7.25

OPERATING COSTS

Consolidated operating costs per boe for the three and nine month periods ended September 30, 2010 were $12.51 and $12.38, respectively (three and nine month periods ended September 30, 2009, $12.24 and $11.81, respectively). Canadian operating costs on a per boe basis for the three month period ended September 30, 2010 have increased to $10.22 compared to $10.10 for the same period in 2009. The increase is attributable to higher costs associated with facility maintenance expenditures. These higher costs were partially offset by lower gas processing fees during the third quarter of 2010 as compared to the same period in 2009. Year to date operating costs for 2010 on a per boe basis decreased to $9.45 compared to $10.01 for the same period in 2009. The decrease is attributable to lower gas processing costs, higher operating fee recoveries and the timing of well intervention work.

Operating costs in France on a per boe basis increased for the three and nine month periods ended September 30, 2010 to $13.88 and $14.06, respectively (three and nine month periods ended September 30, 2009, $11.67 and $11.77, respectively). The increase is a result of higher levels of downhole maintenance spending.

Australian operating costs on a per boe basis for the three month period ended September 30, 2010 increased to $17.38 compared to $14.98 for the same period in 2009. Although the overall operating costs were lower during the quarter, the increase per boe is attributable to lower levels of production resulting in higher per unit costs. The year to date operating costs for 2010 on a per boe basis increased to $17.21 compared to $13.00 for the same period in 2009. The increase is attributable to higher planned maintenance costs related to replacing a bearing on the platform’s CALM buoy, higher insurance costs, and lower levels of production.

In the Netherlands, operating costs on a per boe basis for the three and nine month periods ended September 30, 2010 have decreased to $9.26 and $9.65, respectively (three and nine month periods ended September 30, 2009, $14.63 and $15.23, respectively). The decrease is due to higher levels of production coupled with lower fuel and electricity costs during the three and nine month periods ended September 30, 2010 compared to the same periods in 2009.

	Three Months Ended		Nine Months Ended
($M except per boe and per mcf)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Crude oil & NGLs	$24,504	$22,730	$72,799	$66,110
Per boe	$14.00	$12.78	$14.10	$12.09
Natural gas	11,511	11,526	32,182	36,639
Per mcf	$1.70	$1.88	$1.62	$1.89
Operating	$36,015	$34,256	$104,981	$102,749
Per boe	$12.51	$12.24	$12.38	$11.81

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs increased during the three and nine month periods ended September 30, 2010 compared to the same periods in the prior year as a result of ship or pay pipeline tariff charges included in the 2010 results related to the Corrib project. As there is a ceiling on the total tariff payments due in relation to the pipeline, these costs essentially represent a prepayment for future pipeline transportation services.

	Three Months Ended		Nine Months Ended
($M except per boe)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Transportation	$6,547	$3,734	$20,397	$12,517
Per boe	$2.27	$1.33	$2.41	$1.44

GENERAL AND ADMINISTRATION EXPENSES

General and administration expense per boe for the three and nine month periods ended September 30, 2010 was $3.61 and $3.56, respectively (three and nine month periods ended September 30, 2009, $2.93 and $2.58, respectively). The increases per boe from 2009 is associated with higher legal and advisory fees associated with various projects including the conversion from a trust to a corporation and a restructuring of Vermilion’s international holding companies that will result in a more efficient corporate structure as well as lower levels of project specific costs charged to capital assets.

	Three Months Ended		Nine Months Ended
($M except per boe)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
General and administration	$10,393	$8,211	$30,167	$22,464
Per boe	$3.61	$2.93	$3.56	$2.58

EQUITY BASED COMPENSATION EXPENSE

Non-cash equity based compensation expense for the three and nine month periods ended September 30, 2010 was $5.6 million and $14.9 million, respectively (three and nine month periods ended September 30, 2009, $4.7 million and $13.7 million, respectively). This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Vermilion Incentive Plan (“VIP plan”) and Vermilion’s bonus plan. Upon conversion to a corporation, Vermilion’s original Trust Unit Award Incentive Plan was replaced with the VIP plan.

	Three Months Ended		Nine Months Ended
($M except per boe)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Equity based compensation	$5,567	$4,706	$14,938	$13,676
Per boe	$1.93	$1.68	$1.76	$1.57

INTEREST EXPENSE

Interest expense for the three and nine month periods ended September 30, 2010 was $3.2 million and $9.9 million, respectively (three and nine month periods ended September 30, 2009, $6.4 million and $9.4 million, respectively). Interest expense for the third quarter of 2010 has decreased from the same period in 2009 due to lower debt levels. Interest for the year to date period in 2010 has increased from the same period in 2009 despite slightly lower average debt levels, as a result of higher average interest rates and increased facilities fees.

	Three Months Ended		Nine Months Ended
($M except per boe)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Interest	$3,159	$6,361	$9,888	$9,398
Per boe	$1.10	$1.47	$1.17	$0.82

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three and nine month periods ended September 30, 2010 were $24.86 and $22.41, respectively (three and nine month periods ended September 30, 2009, $22.73 and $22.06, respectively). Depletion for the third quarter of 2010 has increased from the same period in 2009 due to the issuance of common shares in exchange for the remaining exchangeable shares upon the corporate conversion which resulted in an increase to capital assets of $189.9 million (see Note 5 of the consolidated interim financial statements). Depletion, depreciation and accretion rates for the year to date periods in 2010 have remained relatively consistent from the rates per boe for the same periods in 2009.

	Three Months Ended		Nine Months Ended
($M except per boe)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Depletion, depreciation and accretion	$71,590	$63,602	$190,005	$191,856
Per boe	$24.86	$22.73	$22.41	$22.06

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia. Current taxes for the three and nine month periods ended September 30, 2010 increased to $15.3 million and $43.4 million, respectively (three and nine month periods ended September 30, 2009, $6.5 million and $25.7 million, respectively). The increases are attributable to the higher year over year revenues associated with stronger commodity prices. As a result of Vermilion’s Canadian tax pools, the Company does not presently pay income taxes in Canada.

	Three Months Ended		Nine Months Ended
($M except per boe)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Current taxes	$15,339	$6,456	$43,352	$25,745
Per boe	$5.33	$2.31	$5.11	$2.96

FOREIGN EXCHANGE

During the nine months ended September 30, 2010, a combined realized and unrealized foreign exchange gain of $12.3 million was recognized versus $26.5 million in 2009. The gain through September 30, 2010 is comprised of a realized gain of $5.5 million associated with cash repatriations and an unrealized, non-cash gain of $6.8 million. The year to date unrealized gain is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2009, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

	Three Months Ended		Nine Months Ended
($M except per boe)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Foreign exchange loss (gain)	$17,170	$(14,227)	$(12,338)	$(26,508)
Per boe	$5.97	$(4.29)	$(1.45)	$(2.79)

EARNINGS

Net earnings for the three and nine month periods ended September 30, 2010 were $8.9 million or $0.11 per share and $95.4 million or $1.17 per share, respectively (three and nine month periods ended September 30, 2009, $17.8 million or $0.25 per share and $62.6 million or $0.88 per share, respectively). The increase in earnings for the year to date period in 2010 versus 2009 is largely due to higher revenues associated with stronger commodity prices in 2010 as compared to the prior year.

SUMMARY OF QUARTERLY RESULTS

	Q3/10	Q2/10	Q1/10	Q4/09	Q3/09	Q2/09	Q1/09	Q4/08
Petroleum and natural gas revenue	$172,253	$169,545	$169,581	$180,544	$150,183	$162,788	$146,236	$185,329
Net earnings	$8,911	$44,027	$42,508	$122,900	$17,834	$24,880	$19,884	$13,755
Net earnings per share
Basic	$0.11	$0.55	$0.53	$1.60	$0.25	$0.35	$0.28	$0.20
Diluted	$0.10	$0.54	$0.53	$1.59	$0.25	$0.35	$0.28	$0.19

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at September 30, 2010 was $238.3 million compared to $120.4 million as at December 31, 2009.

As at September 30, 2010, Vermilion had a syndicated revolving credit facility allowing for maximum borrowings of $675 million. The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

The revolving credit facility is secured by various fixed and floating charges against subsidiaries of Vermilion. Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and certain other non-cash items of not greater than 3.0.

The amount available to Vermilion under the facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $1.9 million as at September 30, 2010.

Effective January 15, 2010, Vermilion reinstated the DRIP. Cash flows from financing activities for the nine months ended September 30, 2010 included cash flows related to the issuance of shares pursuant to the DRIP of $27.4 million and there were no proceeds related to the program in 2009.

RECLAMATION FUND

After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations. In July 2010, the reclamation fund assets were liquidated and the proceeds will initially be used to reduce outstanding bank indebtedness and will ultimately help support Vermilion’s capital programs. Vermilion will fund future reclamation costs out of current resources as they become due, consistent with standard industry practice.

ASSET RETIREMENT OBLIGATIONS

As at September 30, 2010, Vermilion’s asset retirement obligations were $243.8 million compared to $237.1 million as at December 31, 2009. The increase is largely attributable to accretion on the obligation partially offset by the impact of exchange rates on foreign currency denominated obligations.

DIVIDENDS

Vermilion maintained monthly dividends at $0.19 per share for the three and nine month periods ended September 30, 2010 and declared dividends totalling $139.1 million in the first nine months of 2010 compared to $121.4 million for the same period in 2009.

Sustainability of Dividends

	Three Months Ended	Nine Months Ended	Year Ended	Year Ended
($M)	Sept 30, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2008
Cash flows from operating activities	$106,575	$294,091	$230,316	$660,135
Net earnings	$8,911	$95,446	$185,498	$229,189
Dividends declared	$47,583	$139,080	$166,385	$158,674
Excess of cash flows from operating activities over cash dividends declared	$58,992	$155,011	$63,931	$501,461
(Shortfall) excess of net earnings over cash dividends declared	$(38,672)	$(43,634)	$19,113	$70,515

Excess cash flows from operating activities over cash dividends declared are used to fund capital expenditures, asset retirement costs and debt repayments. The current year shortfalls of net earnings over dividends declared is a result of non-cash charges such as depletion, depreciation and accretion which have no immediate impact on dividend sustainability.

Vermilion’s policy with respect to dividends is to be conservative and retain a low payout ratio when comparing dividends to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain dividends and allow the payout ratio to rise. Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, the Corrib project will require a significant capital investment by Vermilion. As such, Vermilion’s fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement costs. Vermilion currently intends to finance any shortfall primarily with debt.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007. Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends have remained at $0.19 per share per month.

SHAREHOLDERS’ EQUITY

During the nine month period ended September 30, 2010, 9,128,007 shares were issued pursuant to the conversion of exchangeable shares, the DRIP and Vermilion’s equity based compensation programs. Shareholders’ capital increased by $320.8 million as a result of the issuance of those shares.

As at November 4, 2010, there were 88,768,838 shares outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Vermilion had previously recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

The non-controlling interest on the consolidated balance sheets represented the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represented the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares were converted to common shares, Shareholders’ capital was increased for the fair value of Vermilion shares issued.

In connection with the corporate conversion, Vermilion issued 7,586,546 common shares in exchange for the remaining 4,006,753 exchangeable shares in Vermilion Resources Ltd. based on an exchange ratio of 1.89344. The conversion of exchangeable shares was recorded as an acquisition of the non-controlling interest at fair value. The fair value of the common shares issued in consideration for the non-controlling interest represented by the exchangeable shares was $270.6 million. The difference between that amount and the carrying value of the non-controlling interest of $109.0 million resulted in increases to capital assets of $189.9 million, goodwill of $31.7 million and future income tax liability of $60.0 million.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see the Trust’s 2009 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Vermilion’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that Vermilion expects to realize;
vii.	Equity compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management; and
viii.	The amount recorded as due to the vendor pursuant to the Corrib acquisition is dependent on management’s estimate of the timing of first gas.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of September 30, 2010.

Vermilion uses a variety of derivatives including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. Vermilion does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would adversely impact Vermilion’s financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION (“IFRS”)

Background

Publicly accountable enterprises such as Vermilion must begin to report their financial results under IFRS in 2011. Accordingly, in 2008, Vermilion formed an internal IFRS transition team and retained the services of a large international public accounting firm to advise Vermilion in its conversion program. Initially, the transition team focused on completing a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and the related reporting and information system issues. Since completing the scoping diagnostic, Vermilion’s transition team has drafted accounting policy papers which are reviewed by the advising public accounting firm.

Project Status

Vermilion is currently finalizing its IFRS accounting policies and the Company has actively worked with peer entities to select, when appropriate and practicable, consistent accounting policies in an effort to preserve comparability. Vermilion remains focused on the transition to IFRS and is preparing financial statements under both Canadian GAAP and IFRS for 2010 to provide for comparative financial statements after the official changeover in 2011.

Areas of Focus

The following discussion provides additional information on the key areas of focus; however, Vermilion cannot guarantee that this information will not change as the date of transition approaches. Vermilion will continue to communicate information in relation to its conversion process as it becomes available.

In general, the changes associated with IFRS impact the accounting for non-cash items. Accordingly, Vermilion believes that most of its key performance measures such as fund flows from operations, net debt and capital expenditures, will be minimally impacted by the transition to IFRS.

Accounting for Capital Assets Including Impairment

There are a number of significant differences associated with accounting for capital assets under IFRS versus Canadian GAAP which will impact Vermilion. Under Canadian GAAP’s full-cost accounting, expenditures related to oil and gas assets are aggregated on a country-by-country basis for depletion and impairment testing purposes. Under IFRS, the unit of account for both depletion (“depletion units”) and impairment testing (“cash generating units”) must be significantly smaller and accordingly, non-cash impairments are more likely under IFRS than under Canadian GAAP full-cost accounting. In addition, Canadian GAAP specifies a two part impairment test approach which is designed to reduce the frequency of impairment writedowns. IFRS does not permit this two part approach and instead a company must determine the recoverable amount of an asset when there are indications that it may be impaired. Unlike Canadian GAAP, IFRS generally requires that impairments be reversed in future periods if the recoverable amount of an asset increases beyond its carrying amount (as a result of increased commodity prices, for example). At present, Vermilion has identified a total of 72 depletion units and 12 cash generating units.

Vermilion intends to calculate depletion under IFRS using proved plus probable reserves as the reserve base. Under Canadian GAAP, depletion must be calculated using proved reserves. Vermilion believes this approach better reflects the fact that the balance sheet includes costs that are attributable to probable reserves.

On July 23, 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduced the amount of effort required upon transition to IFRS for entities such as Vermilion that have historically applied the full-cost method of accounting. Under the amendment, Canadian GAAP full cost pools are allocated to smaller units of account at the transition date of January 1, 2010 based on either reserve volumes or values and, currently, Vermilion intends to rely on this exemption and perform this allocation based on reserve values.

Vermilion’s current accounting systems and processes are capable of accounting for capital assets at the more detailed level required under IFRS.

Functional Currency

Under Canadian GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries is the Canadian dollar. As a result of differences in the requirements for functional currency determination, Vermilion has concluded that under IFRS, the functional currency of its foreign operating subsidiaries will be their local currencies. As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries will be recorded through other comprehensive income and will not impact net income. In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries will be translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas presently, these capital asset accounts are translated at historical rates of exchange.

Income Taxes

Vermilion has evaluated the differences between International Accounting Standard 12, “Income Taxes” and the relevant Canadian GAAP requirements and has concluded that the impact on the deferred tax accounting will be minimal.

Vermilion has concluded that under IFRS, Petroleum Resource Rent Tax (“PRRT”) paid in Australia will be classified as an income tax. Under Canadian GAAP, Vermilion presents PRRT as a royalty.

Accounting for Trust Units and Exchangeable Shares

In Canada, units issued by investment trusts are redeemable by unitholders and under IFRS, unless certain specific criteria are met to receive an exemption, redeemable securities cannot be classified as permanent equity. Although Vermilion converted to a corporation in September 2010, Vermilion needed to determine if it met the criteria for this exemption to conclude on the appropriate presentation for the pre-conversion period. After reviewing this issue, Vermilion believes it meets the required criteria to present its trust units as equity for the period prior to the corporate conversion.

Vermilion has concluded that this exemption does not extend to its exchangeable shares and accordingly, the exchangeable shares will be presented as a liability carried at market value for the period prior to the corporate conversion. This difference will result in a reduction to retained earnings upon transition to IFRS of approximately $117.0 million.

Equity Based Compensation

Vermilion believes that the redemption feature associated with the trust units require it to present the recognized, but unvested value of equity based compensation awards as a liability through the date of the corporate conversion. The carrying amount of the liability will be remeasured at each reporting date and will be based on the market value of the underlying trust units. The changes in the liability will be reflected as a non-cash expense or recovery in the statement of earnings. Upon conversion to a corporation, the outstanding liability is reclassified to contributed surplus.

Under IFRS, Vermilion will estimate the amount of forfeitures expected in relation to its equity based compensation plan and will reflect such estimates in the related expense. Under Canadian GAAP, forfeitures are accounted for as they occur.

Asset Retirement Obligations

The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Canadian GAAP and IFRS, however under the latter, the liability is remeasured at each reporting date using the current risk free interest rate. As Vermilion is electing to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion will recognize its asset retirement obligations at the amounts required under IFRS and will record the difference between those amounts, and the Canadian GAAP values, against retained earnings.

Revenue

Under IFRS, Vermilion has concluded that it is appropriate to present revenue net of royalties on the income statement. Vermilion will continue to disclose revenue, gross of royalties, as a non-GAAP measure in its MD&A and in its netback calculations.

Issues Associated with the Initial Adoption of IFRS

In addition to the IFRS 1 deemed cost accounting exemption, Vermilion has concluded that it will use additional exemptions associated with business combinations and cumulative translation differences related to the change in the functional currency of Vermilion’s operating subsidiaries as described above.

As noted previously, Vermilion has conducted a review of its accounting systems and processes and, as a result of a various upgrades that have been completed over recent years, Vermilion’s current systems and processes will accommodate the transition to IFRS.

Vermilion has established internal controls associated with the IFRS transition which include approvals at various stages of the project and Vermilion continues to work closely with its advising public accounting firm in relation to the IFRS conversion.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to IFRS from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises such as Vermilion.

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of share issue costs, acquisition-related costs are to be expensed when incurred. Vermilion is currently assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent of natural gas and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBM	coalbed methane
NGLs	natural gas liquids
GJ/d	Gigajoules per day
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
$M	thousand dollars
$MM	million dollars

NETBACKS (6:1)							Three Months	Nine Months
							Ended	Ended
	Three Months Ended Sept 30, 2010			Nine Months Ended Sept 30, 2010			Sept 30, 2009	Sept 30, 2009
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$70.23	$4.26	$42.28	$72.17	$4.71	$43.61	$32.73	$34.05
Realized hedging gain or loss	-	0.59	2.22	-	0.34	1.33	-	-
Royalties	(13.60)	(0.27)	(6.11)	(15.52)	(0.35)	(6.80)	(5.94)	(4.56)
Transportation	(1.60)	(0.22)	(1.43)	(1.86)	(0.22)	(1.50)	(1.32)	(1.26)
Operating costs	(9.77)	(1.75)	(10.22)	(9.67)	(1.55)	(9.45)	(10.10)	(10.01)
Operating netback	$45.26	$2.61	$26.74	$45.12	$2.93	$27.19	$15.37	$18.22
France
Price	$78.87	$9.50	$78.37	$78.97	$9.23	$78.57	$73.11	$63.03
Realized hedging gain or loss	1.93	-	1.88	2.07	-	2.03	1.44	1.74
Royalties	(4.90)	(0.25)	(4.82)	(5.17)	(0.13)	(5.10)	(5.65)	(5.35)
Transportation	(3.28)	-	(3.21)	(3.61)	-	(3.55)	(3.12)	(3.67)
Operating costs	(13.71)	(3.55)	(13.88)	(13.81)	(4.72)	(14.06)	(11.67)	(11.77)
Operating netback	$58.91	$5.70	$58.34	$58.45	$4.38	$57.89	$54.11	$43.98
Netherlands
Price	$58.65	$7.39	$44.50	$57.48	$6.71	$40.40	$40.33	$56.00
Operating costs	-	(1.56)	(9.26)	-	(1.62)	(9.65)	(14.63)	(15.23)
Operating netback	$58.65	$5.83	$35.24	$57.48	$5.09	$30.75	$25.70	$40.77
Australia
Price	$77.98	$-	$77.98	$79.73	$-	$79.73	$69.31	$68.23
Royalties	(4.85)	-	(4.85)	(11.83)	-	(11.83)	(18.34)	(16.40)
Operating costs	(17.38)	-	(17.38)	(17.21)	-	(17.21)	(14.98)	(13.00)
Operating netback	$55.75	$-	$55.75	$50.69	$-	$50.69	$35.99	$38.83
Total Company
Price	$76.62	$5.64	$59.82	$77.76	$5.52	$60.30	$53.67	$52.80
Realized hedging gain or loss	0.87	0.34	1.32	0.91	0.21	1.04	0.39	0.46
Royalties	(6.79)	(0.16)	(4.51)	(9.67)	(0.22)	(6.39)	(8.30)	(7.25)
Transportation	(1.83)	(0.49)	(2.27)	(1.97)	(0.51)	(2.41)	(1.33)	(1.44)
Operating costs	(14.00)	(1.70)	(12.51)	(14.10)	(1.62)	(12.38)	(12.24)	(11.81)
Operating netback	$54.87	$3.63	$41.85	$52.93	$3.38	$40.16	$32.19	$32.76
General and administration			(3.61)			(3.56)	(2.93)	(2.58)
Interest			(1.10)			(1.17)	(1.47)	(0.82)
Realized foreign exchange			0.80			0.65	(0.67)	(0.72)
Other income			0.20			0.07	(0.02)	(0.01)
Current taxes			(5.33)			(5.11)	(2.31)	(2.96)
Fund flows netback			$32.81			$31.04	$24.79	$25.67
Depletion, depreciation and accretion			(24.86)			(22.41)	(22.73)	(22.06)
Future income taxes			5.55			4.69	1.74	2.02
Other income or loss			0.48			(0.36)	1.59	0.91
Unrealized foreign exchange			(6.77)			0.80	4.96	3.51
Non-controlling interest – exchangeable shares			(0.11)			(0.97)	(0.65)	(0.71)
Equity in affiliate			-			-	(0.52)	(0.36)
Unrealized gain or loss on derivative instruments			(2.10)			0.21	(1.11)	(0.20)
Equity based compensation			(1.93)			(1.76)	(1.68)	(1.57)
Earnings netback			$3.07			$11.24	$6.39	$7.21

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Sept 30, 2010	December 31, 2009
ASSETS
Current
Cash and cash equivalents (Note 10)	$107,425	$99,066
Short-term investments	35,176	15,895
Accounts receivable	104,683	117,051
Crude oil inventory	8,103	5,235
Derivative instruments (Note 8)	12,103	8,217
Prepaid expenses and other	13,063	11,422
	280,553	256,886
Derivative instruments (Note 8)	3,990	7,896
Future income taxes	152,208	119,714
Long-term investments	3,169	4,342
Goodwill (Note 5)	51,589	19,840
Reclamation fund (Note 2)	-	69,003
Capital assets (Note 5)	1,960,181	1,606,995
	$2,451,690	$2,084,676
LIABILITIES
Current
Accounts payable and accrued liabilities	$218,129	$197,633
Dividends or distributions payable	16,844	15,109
Derivative instruments (Note 8)	-	1,772
Income taxes payable	32,879	2,366
Future income taxes	1,811	683
	269,663	217,563
Long-term debt (Note 3)	249,147	159,723
Amount due pursuant to acquisition	116,187	111,402
Asset retirement obligations (Note 2)	243,755	237,110
Future income taxes (Note 5)	264,224	218,764
	1,142,976	944,562
Non-controlling interest - exchangeable shares (Note 5)	-	100,824
SHAREHOLDERS’ OR UNITHOLDERS’ EQUITY
Shareholders’ capital (Notes 4 and 5)	1,032,462	-
Unitholders’ capital (Note 4)	-	711,667
Contributed surplus (Note 4)	26,610	30,413
Retained earnings	249,642	297,210
	1,308,714	1,039,290
	$2,451,690	$2,084,676

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME AND RETAINED EARNINGS (THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

	Three Months Ended		Nine Months Ended
	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
REVENUE
Petroleum and natural gas revenue	$172,253	$150,183	$511,379	$459,207
Royalties	(12,971)	(23,240)	(54,230)	(63,039)
	159,282	126,943	457,149	396,168
EXPENSES AND OTHER (INCOME) EXPENSE
Operating	36,015	34,256	104,981	102,749
Transportation	6,547	3,734	20,397	12,517
Equity based compensation (Note 6)	5,567	4,706	14,938	13,676
Loss (gain) on derivative instruments (Note 8)	2,241	2,012	(10,554)	(2,277)
Interest	3,159	6,361	9,888	9,398
General and administration	10,393	8,211	30,167	22,464
Foreign exchange loss (gain)	17,170	(14,227)	(12,338)	(26,508)
Other (income) expense	(1,974)	(4,389)	2,431	(7,833)
Depletion, depreciation and accretion	71,590	63,602	190,005	191,856
	150,708	104,266	349,915	316,042
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	8,574	22,677	107,234	80,126

INCOME TAXES
Future	(15,982)	(4,878)	(39,805)	(17,582)
Current	15,339	6,456	43,352	25,745
	(643)	1,578	3,547	8,163
OTHER ITEMS
Non-controlling interest – exchangeable shares (Note 5)	306	1,805	8,241	6,200
Loss related to equity method investment	-	1,460	-	3,165
	306	3,265	8,241	9,365
NET EARNINGS AND COMPREHENSIVE INCOME	8,911	17,834	95,446	62,598
Retained earnings, beginning of period	288,314	242,172	297,210	280,959
Distributions declared (Note 4)	(30,739)	(40,677)	(122,236)	(121,366)
Dividends declared (Note 4)	(16,844)	-	(16,844)	-
Equity-settled distributions on vested equity awards (Note 4)	-	-	(3,934)	(2,862)

RETAINED EARNINGS, END OF PERIOD	$249,642	$219,329	$249,642	$219,329

NET EARNINGS PER SHARE OR UNIT (Note 7)
Basic	$0.11	$0.25	$1.17	$0.88
Diluted	$0.10	$0.25	$1.17	$0.87

WEIGHTED AVERAGE SHARES OR UNITS OUTSTANDING (Note 7)
Basic	83,374,059	71,328,047	81,241,924	70,963,460
Diluted	89,036,872	79,070,585	88,692,329	78,920,821

CONSOLIDATED STATEMENTS OF CASH FLOWS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Three Months Ended		Nine Months Ended
	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
OPERATING
Net earnings	$8,911	$17,834	$95,446	$62,598
Adjustments:
Depletion, depreciation and accretion	71,590	63,602	190,005	191,856
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 8)	6,053	3,104	(1,752)	1,728
Equity based compensation	5,567	4,706	14,938	13,676
Loss related to equity method investment	-	1,460	-	3,165
Unrealized foreign exchange loss (gain)	19,482	(13,874)	(6,791)	(30,532)
Non-controlling interest – exchangeable shares	306	1,805	8,241	6,200
Change in unrealized gains and losses and accruals included in other (income) expense relating to investments	(1,385)	(4,448)	3,028	(7,892)
Future income taxes	(15,982)	(4,878)	(39,805)	(17,582)
	94,542	69,311	263,310	223,217
Asset retirement costs incurred (Note 2)	(939)	(1,019)	(1,751)	(5,285)
Changes in non-cash operating working capital	12,972	20,005	32,532	(71,800)
Cash flows from operating activities	106,575	88,297	294,091	146,132

INVESTING
Drilling and development of petroleum and natural gas properties	(106,993)	(50,781)	(326,747)	(119,208)
Acquisition of petroleum and natural gas properties	(1,539)	(125,074)	(4,436)	(142,622)
Proceeds from (purchase of) short-term investments	48,918	(2,546)	44,848	(2,111)
Withdrawals from the reclamation fund	-	-	812	-
Changes in non-cash investing working capital	42,392	3,109	26,624	(2,706)
Cash flows used in investing activities	(17,222)	(175,292)	(258,899)	(266,647)

FINANCING
Increase in long-term debt	19,999	129,000	89,999	178,947
Issue of trust units for cash	-	1,843	-	2,700
Issue of common shares or trust units pursuant to the distribution or dividend reinvestment plans	10,524	-	27,357	-
Cash distributions	(30,701)	(40,637)	(121,966)	(121,138)
Cash dividends	(15,379)	-	(15,379)	-
Cash flows (used in) from financing activities	(15,557)	90,206	(19,989)	60,509
Foreign exchange gain (loss) on cash held in foreign currencies	1,784	(2,973)	(6,844)	(4,549)

Net change in cash and cash equivalents	75,580	238	8,359	(64,555)
Cash and cash equivalents, beginning of period	31,845	2,438	99,066	67,231
Cash and cash equivalents, end of period	$107,425	$2,676	$107,425	$2,676

Supplementary information - cash payments
Interest paid	$3,582	$6,793	$10,677	$9,215
Income taxes paid	$4,979	$5,284	$12,839	$80,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION AND CORPORATE CONVERSION

The consolidated financial statements of Vermilion Energy Inc. (the “Company” or “Vermilion”) have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a consistent basis with the audited consolidated financial statements of Vermilion Energy Trust (the “Trust”) for the year ended December 31, 2009. These interim consolidated financial statements do not include all disclosures required in annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2009 included in the Trust’s 2009 Annual Report.

On September 1, 2010, Vermilion completed the conversion from an income trust to a corporation pursuant to an arrangement under the Business Corporations Act (Alberta). As a result of this conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held (see Notes 4 and 5). There were no exchangeable shares outstanding following the conversion.

The conversion has been accounted for as a continuity of interests and all comparative information presented for the pre-conversion period is that of the Trust. All transaction costs associated with the conversion were expensed as incurred as general and administration expense.

2. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim Vermilion’s net interest in all wells and facilities. Vermilion has estimated the net present value of its asset retirement obligations to be $243.8 million as at September 30, 2010 (December 31, 2009 - $237.1 million) based on a total undiscounted future liability after inflation adjustment of $843.0 million (December 31, 2009 - $857.2 million).

The following table reconciles the change in Vermilion’s asset retirement obligations:

	Sept 30, 2010	Dec 31, 2009
Carrying amount, beginning of period	$237,110	$265,101
Liabilities incurred	885	10,173
Asset retirement costs incurred	(1,751)	(10,139)
Change in estimate	-	(24,456)
Accretion expense	13,558	20,255
Foreign exchange	(6,047)	(23,824)
Carrying amount, end of period	$243,755	$237,110

Vermilion had previously established a reclamation fund to provide for the ultimate payout of the environmental and site restoration costs on its asset base. After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations and in July 2010 the reclamation fund assets were liquidated.

3. LONG-TERM DEBT

As at September 30, 2010, Vermilion had a syndicated revolving credit facility allowing for maximum borrowings of $675 million. The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

The revolving credit facility is secured by various fixed and floating charges against subsidiaries of Vermilion. Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

The amount available to Vermilion under the facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $1.9 million as at September 30, 2010.

4. SHAREHOLDERS’ CAPITAL, UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

As a result of the conversion from an income trust to a corporation on September 1, 2010, (see Note 1), all of the outstanding units of the Trust were exchanged on a one-for-one basis for common shares of Vermilion. Exchangeable shares of Vermilion Resources Ltd. were converted to common shares of Vermilion at the prevailing exchange ratio of 1.89344 (see Note 5).

Vermilion is authorized to issue an unlimited number of common shares.

Unitholders’ Capital	Number of Units	Amount
Balance as at January 1, 2010	79,523,028	$711,667
Distribution reinvestment plan	718,424	23,186
Issued on conversion of exchangeable shares (Note 5)	4,547	151
Issuance of units on vesting of trust unit award plan grants	555,459	17,733
Trust units issued for bonus plan	28,624	1,008
Equity-settled distributions on vested equity based awards	113,527	3,934
Trust units exchanged pursuant to corporate conversion	(80,943,609)	(757,679)
Balance as at August 31, 2010	-	$-

Shareholders’ Capital	Number of Shares	Amount
Balance as at August 31, 2010	-	$-
Issuance of common shares for trust units pursuant to corporate conversion	80,943,609	757,679
Issuance of common shares for exchangeable shares pursuant to corporate conversion (Note 5)	7,586,546	270,612
Dividend reinvestment plan	120,880	4,171
Balance as at September 30, 2010	88,651,035	$1,032,462

	Sept 30, 2010	Dec 31, 2009
Contributed Surplus
Opening balance	$30,413	$29,698
Equity based compensation expense (excluding bonus plan)	13,930	17,561
Transfer to unitholders’ capital for vested trust unit based awards	(17,733)	(16,846)
Ending balance	$26,610	$30,413

The total of cash distributions and dividends declared for the three and nine month periods ended September 30, 2010 were $47.6 million and $139.1 million, respectively (2009 - $40.7 million and $121.4 million, respectively).

Dividends are determined and declared by the Board of Directors after considering the Company’s earnings as well as current and anticipated financial requirements. Dividends are subject to solvency tests imposed by the Business Corporations Act (Alberta) and are anticipated to be paid monthly.

5. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The following table summarizes the changes in the outstanding exchangeable share balance:

	Sept 30, 2010	Dec 31, 2009
Exchangeable Shares
Opening number of exchangeable shares	4,009,253	4,085,605
Exchanged for trust units	(2,500)	(76,352)
Exchanged for common shares pursuant to corporate conversion (Notes 1 and 4)	(4,006,753)	-
Ending balance	-	4,009,253
Ending exchange ratio	-	1.80065
Units issuable upon conversion	-	7,219,261

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	Sept 30, 2010	Dec 31, 2009
Non-controlling interest, beginning of period	$100,824	$84,523
Current period net earnings attributable to the non-controlling interest	8,241	17,977
Reduction of book value for conversion to trust units	(64)	(1,676)
Reduction of book value for conversion to common shares	(109,001)	-
Non-controlling interest, end of period	$-	$100,824

In connection with the corporate conversion (see Notes 1 and 4), Vermilion issued 7,586,546 common shares in exchange for the remaining 4,006,753 exchangeable shares in Vermilion Resources Ltd. based on an exchange ratio of 1.89344. The conversion of exchangeable shares was accounted for as an acquisition of the non-controlling interest at fair value. The fair value of the common shares issued in consideration for the non-controlling interest represented by the exchangeable shares was $270.6 million. The difference between that amount and the carrying value of the non-controlling interest of $109.0 million resulted in increases to capital assets of $189.9 million, goodwill of $31.7 million and future income tax liability of $60.0 million.

6. EQUITY BASED COMPENSATION PLANS

Vermilion Incentive Plan

In connection with the corporate conversion (see Note 1), modifications were made to Vermilion’s equity-settled long term incentive plan. After receiving securityholder approval, the Trust Unit Award Incentive Plan (the “TAP plan”) was replaced by the Vermilion Incentive Plan (the “VIP plan”) and grantees received one VIP plan award for each TAP plan award held.

The terms of the VIP plan are substantially the same as the TAP plan with the following exceptions:

  Under the TAP plan, the annual performance factor that determined the number of units that ultimately vested was dependent upon the financial performance of the Trust compared to its peers as measured by unit price appreciation and distributions declared (“Total Shareholder Return”). Under the VIP plan, the Board of Directors of Vermilion will determine the annual performance factor after considering a number of key corporate performance measures including, but not limited to, Total Shareholder Return, capital efficiency metrics, production and reserves growth as well as safety performance.
  Under the TAP plan, the annual performance factor could be 0, 1 or 2 depending on the ranking of the Trust relative to its peers. Under the VIP plan, the annual performance factor as determined by the Board of Directors may be 0, 1, 1.5 or 2.

The following table summarizes information about the awards granted under the TAP plan and the VIP Plan. The table does not reflect the exchange of TAP plan awards for VIP plan awards as the exchange was completed on a one-for-one basis.

Number of Awards
Balance as at December 31, 2009	1,417,314
Granted	796,273
Vested	(447,714)
Forfeited	(119,272)
Balance as at September 30, 2010	1,646,601

Compensation expense for the three and nine month periods ended September 30, 2010 was $5.6 million and $13.9 million, respectively (2009 - $4.7 million and $13.0 million, respectively) related to the VIP and TAP plans.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.4 million and $1.5 million has been recorded as general and administration expense during the three and nine month periods ended September 30, 2010 (2009 - $0.3 million and $0.8 million, respectively).

7. PER SHARE AMOUNTS

Basic and diluted net earnings per share or unit have been determined based on the following:

	Three Months Ended		Nine Months Ended
	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Net earnings	$8,911	$17,834	$95,446	$62,598
Non-controlling interest - exchangeable shares	306	1,805	8,241	6,200
Net earnings for diluted net earnings per share or unit calculation	$9,217	$19,639	$103,687	$68,798

Basic weighted average shares or units outstanding	83,374,059	71,328,047	81,241,924	70,963,460
Dilutive impact of shares or units issuable on conversion of exchangeable shares	5,057,672	7,090,852	6,743,994	7,162,800
Dilutive impact of equity based compensation plan awards	605,141	651,686	706,411	794,561
Diluted weighted average shares or units outstanding	89,036,872	79,070,585	88,692,329	78,920,821

Basic net earnings per share or unit has been calculated based on net earnings divided by the basic weighted average shares or units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per share or unit. All outstanding potential shares or units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted shares or units for all periods presented. As a result of the conversion to a corporation (see Notes 1, 4 and 5), units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held.

8. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected to not designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, Vermilion enters into fixed price arrangements to sell a portion of its production. Vermilion has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes Vermilion’s outstanding financial derivative positions as at September 30, 2010.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
April 2010 - December 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
April 2010 - December 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
2010	US $0.00/bbl	1,500	$ 70.00 - $ 97.80
2010	US $1.00/bbl	1,500	$ 72.00 - $ 99.00
2010	US $1.00/bbl	1,500	$ 72.00 - $100.65
2010	US $1.50/bbl	750	$ 70.00 - $ 97.40
2010	US $1.50/bbl	750	$ 69.00 - $ 90.15
January 2011 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
Call Spread - BRENT
2010	US $4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US $6.08/bbl	960	$ 65.00 - $ 85.00
2010	US $5.64/bbl	700	$ 65.00 - $ 85.00
2011	US $5.15/bbl	600	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
April 2010 to October 2010	$0.00/GJ	5,000	$5.28
April 2010 to October 2010	$0.00/GJ	5,000	$5.30
January 2010 to October 2011	$0.00/GJ	700	$5.13
Put – AECO
April 2010 to October 2010	$0.35/GJ	10,000	$4.50
Risk Management: Foreign Exchange	Notional Principal ($US) / Month		Fixed rate ($CDN / $US)
US Dollar Forward Sale
July 2010 to December 2010		$2,000,000	$1.07
July 2010 to December 2010		$2,000,000	$1.07
2011		$750,000	$1.07
2011		$750,000	$1.07

The following table reconciles the change in the fair value of Vermilion’s derivative contracts:

	Sept 30, 2010	Dec 31, 2009
Fair value of contracts, beginning of period	$14,341	$15,204
Opening unrealized (gain) on contracts settled during the period	(6,549)	(11,959)
Realized gain on contracts settled during the period	8,802	5,389
Unrealized gain during the period on contracts outstanding at the end of the period	8,301	11,096
Net (receipt from) counterparties on contract settlements during the period	(8,802)	(5,389)
Fair value of contracts, end of period	16,093	14,341
Comprised of:
Current derivative asset	12,103	8,217
Current derivative liability	-	(1,772)
Non-current derivative asset	3,990	7,896
Fair value of contracts, end of period	$16,093	$14,341

The loss (gain) on derivative instruments for the periods is comprised of the following:

	Three Months Ended		Nine Months Ended
	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Realized (gain) on contracts settled during the period	$(3,812)	$(1,092)	$(8,802)	$(4,005)
Opening unrealized gain on contracts settled during the period	2,237	2,989	6,549	8,969
Unrealized loss (gain) during the period on contracts outstanding at the end of the period	3,816	115	(8,301)	(7,241)
Loss (gain) on derivative instruments for the period	$2,241	$2,012	$(10,554)	$(2,277)

9. SEGMENTED INFORMATION

	Three Months Ended		Nine Months Ended
	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Petroleum and natural gas revenue
Canada	$43,696	$33,761	$135,633	$109,998
France	63,023	55,539	180,734	145,003
Netherlands	20,872	12,432	51,122	54,372
Australia	44,662	48,451	143,890	149,834
Ireland	-	-	-	-
	$172,253	$150,183	$511,379	$459,207
Net earnings (loss)
Canada	$(14,459)	$(19,065)	$(1,880)	$(49,110)
France	(9,523)	15,609	51,424	40,721
Netherlands	4,951	4,611	13,645	21,383
Australia	21,077	18,713	41,865	51,638
Ireland	6,865	(2,034)	(9,608)	(2,034)
	$8,911	$17,834	$95,446	$62,598
Capital expenditures
Canada	$45,751	$13,234	$189,933	$40,213
France	8,808	11,009	31,953	49,216
Netherlands	1,384	4,695	6,504	9,293
Australia	24,217	26	38,908	4,457
Ireland	28,372	146,891	63,885	158,651
	$108,532	$175,855	$331,183	$261,830

			Sept 30, 2010	Dec 31, 2009
Total assets
Canada			$957,074	$711,435
France			676,581	575,426
Netherlands			123,684	180,803
Australia			258,997	250,780
Ireland			435,354	366,232
			$2,451,690	$2,084,676

10. COMPONENTS OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at September 30, 2010 and December 31, 2009 was comprised solely of monies on deposit with banks.

11. CAPITAL DISCLOSURES

Vermilion’s manner of managing capital has not changed from the prior year. The following table calculates Vermilion’s ratio of net debt to annualized fund flows from operations (both non-GAAP measures) for the three and nine month periods ended September 30, 2010:

	Three Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2010
Long-term debt	$249,147	$249,147
Current liabilities	269,663	269,663
Current assets	(280,553)	(280,553)
Net debt [1]	$238,257	$238,257
Cash flows from operating activities	$106,575	$294,091
Changes in non-cash operating working capital	(12,972)	(32,532)
Asset retirement costs incurred	939	1,751
Fund flows from operations	$94,542	$263,310
Annualized fund flows from operations [2]	378,168	351,080
Ratio of net debt to annualized fund flows from operations ([1] / [2])	0.63	0.68

For the three and nine month periods ended September 30, 2010, the ratio of net debt to annualized fund flows from operations was 0.63 and 0.68 respectively. As a result of expected capital spending, Vermilion expects that its ratio of net debt to fund flows from operations will increase until first gas is achieved on the Corrib project in Ireland.

In relation to its long-term debt, Vermilion is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, income taxes, depreciation, amortization and certain other non-cash items). During the periods covered by these financial statements, Vermilion continued to comply with this externally imposed capital requirement.

12. FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

Cash, short-term investments, derivative assets and liabilities and long-term investments are recorded at fair value which is determined with reference to published price quotations in active markets or accepted pricing models which are adjusted for credit risk. The carrying value of accounts receivable, accounts payable and dividends payable approximates fair value due to the short maturities of these instruments. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at September 30, 2010 Vermilion’s maximum exposure to receivable credit risk was $120.8 million which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, Vermilion has satisfactorily reviewed the counterparty for creditworthiness.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

The following table summarizes Vermilion’s undiscounted financial liabilities and their contractual maturities as at September 30, 2010 and December 31, 2009:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
September 30, 2010: Non-derivative financial liabilities	89,805	138,858	6,310	390,423
December 31, 2009: Non-derivative financial liabilities	117,911	84,911	9,920	302,691

Vermilion’s derivative liabilities settle on a monthly basis.

Market risk:

Vermilion is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions and interest rate risk related to its long-term debt. The following table summarizes what the impact on net earnings before tax would be for the nine month period ended September 30, 2010 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Nine months ended September 30, 2010:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on September 30, 2010.	$(1,866)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on September 30, 2010.	$1,866
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on September 30, 2010.	$3,760
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on September 30, 2010.	$(3,760)
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on September 30, 2010.	$(727)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on September 30, 2010.	$727
Commodity price risk	Increase in relevant oil reference price at September 30, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$3,156
	Decrease in relevant oil reference price at September 30, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$726

Reasonably possible changes in interest rates and natural gas prices would not have had a material impact on net earnings for the period ended September 30, 2010.

CONTACT:
Vermilion Energy Inc.
Lorenzo Donadeo, President & CEO
Curtis W. Hicks, C.A., Executive VP & CFO
Paul Beique, Vice President Capital Markets
Tel: 403-269-4884
Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com